Exhibit 99.1

To: Intersil Employees

From: Dave Bell, CEO

I am pleased to announce that on Thursday, August 6, 2009, Intersil filed a preliminary proxy with the Securities and Exchange Commission (SEC) to seek shareholder approval for a Stock Option Exchange Program. The final shareholder vote will be determined at a Special Shareholders’ Meeting scheduled to be held on October 6, 2009.

If we receive shareholder approval, the Option Exchange Program will give eligible employees a one-time opportunity to exchange stock options that have an exercise price substantially above Intersil’s current stock price for new options covering a smaller number of shares with an exercise price equal to Intersil’s stock price on the date the new options are granted.

The number of new stock options would be determined using exchange ratios designed to result in the new stock options having a value approximately equal to the stock options that are exchanged. The Option Exchange Program would be approximately expense-neutral to Intersil from an accounting perspective.

Intersil issues stock options for qualified positions as part of our total compensation program. If the price of Intersil stock increases after an employee has been issued a stock option, and the option has vested, the stock option has value to the employee. Given this scenario, stock options help the company to retain and motivate employees, and align our employees’ interests with those of our shareholders.

However, due to the significant decline in our stock price over the past 10 months, many of the stock options held by employees have an option exercise price that is significantly above Intersil’s current stock price. Consequently, we believe that an Option Exchange Program would give employees a valuable alternative to managing their stock option accounts.

More information about the Option Exchange Program is provided in the enclosed Frequently Asked Questions (“FAQ”), including:

•	Who will be eligible to participate

•	Which stock options might qualify for exchange

•	How the exchange of certain stock options will work

•	The vesting schedule of the new options

•	When the Option Exchange Program will take place

Additional information about the proposed Option Exchange Program is available in our preliminary proxy statement filed with the Securities and Exchange Commission on August 6, 2009.

The information contained in the FAQ is intended to provide you with a high-level overview of the Option Exchange Program and answer some basic questions about how the program will work. If we receive the necessary shareholder approval, we will send additional detailed information about the terms of the Option Exchange Program to eligible employees at the time the Option Exchange Program begins.

We are looking forward to communicating with shareholders and obtaining shareholder approval at the Special Shareholders’ Meeting in October.